# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QVC GROUP, INC., CIK 0001254699
CUSIP: 747292100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1200 Wilson Drive, West Chester, Pennsylvania (PA), 19380
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001301912

## Reporting persons
- Strategic Value Partners, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,121,773; sole dispositive power 0; shared dispositive power 13,121,773; aggregate amount beneficially owned 13,121,773 (26.2% of the class)
- Strategic Value Special Situations VI MF, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,911,348; sole dispositive power 0; shared dispositive power 9,911,348; aggregate amount beneficially owned 9,911,348 (19.8% of the class)
- SVP Special Situations VI LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,911,348; sole dispositive power 0; shared dispositive power 9,911,348; aggregate amount beneficially owned 9,911,348 (19.8% of the class)
- Strategic Value Excelsior Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 353,643; sole dispositive power 0; shared dispositive power 353,643; aggregate amount beneficially owned 353,643 (0.7% of the class)
- SVP Excelsior Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 353,643; sole dispositive power 0; shared dispositive power 353,643; aggregate amount beneficially owned 353,643 (0.7% of the class)
- Strategic Value Capital Solutions II MF L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,856,782; sole dispositive power 0; shared dispositive power 2,856,782; aggregate amount beneficially owned 2,856,782 (5.7% of the class)
- SVP Capital Solutions II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,856,782; sole dispositive power 0; shared dispositive power 2,856,782; aggregate amount beneficially owned 2,856,782 (5.7% of the class)
- Victor Khosla: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,121,773; sole dispositive power 0; shared dispositive power 13,121,773; aggregate amount beneficially owned 13,121,773 (26.2% of the class)

## Item 1. Issuer
Name of issuer: QVC GROUP, INC.
Address of issuer's principal executive offices: 1200 Wilson Drive, West Chester, PA 19380

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to the Common Stock, par value $0.01 per share (the "Shares") of QVC Group, Inc. (the "Issuer") are:

Strategic Value Partners, L.P. ("SVP")
Strategic Value Special Situations VI MF, L.P. ("SVSS VI MF")
SVP Special Situations VI LLC ("SVPSS VI LLC")
Strategic Value Excelsior Fund, L.P. ("Excelsior")
SVP Excelsior Management LLC ("Excelsior Management")
Strategic Value Capital Solutions II MF L.P. ("SVCS II MF", and together with SVSS VI MF and Excelsior, the "SVP Entities")
SVP Capital Solutions II LLC ("SVP Capital Solutions II")
Victor Khosla

SVPSS VI LLC is the investment manager of SVSS VI MF. SVP Special Situations GP VI Ltd. is the general partner of SVSS VI MF. Excelsior Management is the investment manager of Excelsior. SVP Excelsior Fund GP Ltd., SVP Excelsior Fund GP (Series VI) Ltd., and SVP Special Situations GP IV LLC are the general partners of Excelsior. SVP Capital Solutions II is the investment manager of SVCS II MF. SVP Capital Solutions GP II Ltd. is the general partner of SVCS II MF. SVP is the managing member of SVPSS VI LLC, Excelsior Management, and SVP Capital Solutions II. SVP Manco GP, LLC ("SVP Manco") is the general partner of SVP. SVP Management Intermediate, L.P. ("SVP MI") is the sole limited partner of SVP. SVP Intermediate GP, LLC ("SVP Intermediate") is the general partner of SVP MI. SVP Management Holdings, L.P. ("SVP Management Holdings") is the sole limited partner of SVP MI. SVP Management Feeder, L.P. ("SVP MIP") is a limited partner of SVP Management Holdings. Midwood Holdings, LLC ("Midwood Holdings") is the general partner of SVP MIP and SVP Management Holdings and a limited partner of Midwood, L.P. ("Midwood") and SVP Management Holdings. Midwood is a limited partner of SVP Management Holdings. Victor Khosla is the manager of SVP Manco and SVP Intermediate, and the managing member of Milestone Holding Company, LLC, which is the sole managing member of Midwood Holdings.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 100 West Putnam Avenue, Greenwich, CT 06830.
Citizenship: The information set forth in row 4 of the cover pages to this Schedule 13G is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 of the cover pages to this Schedule 13G. SVSS VI MF directly holds 9,911,348 Shares. Excelsior directly holds 353,643 Shares. SVCS II MF directly holds 2,856,782 Shares.
Percent of class: The information required by this item with respect to each Reporting Person is set forth in Row 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 49,999,897 Shares outstanding as of August 6, 2026, as reported by the Issuer in its prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on October 1, 2026.
Sole power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 5 of the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 6 of the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 7 of the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 8 of the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Strategic Value Partners, L.P.: /s/ Lewis Schwartz, Chief Financial Officer (11/13/2026)
- Strategic Value Special Situations VI MF, L.P.: /s/ Lewis Schwartz, Chief Financial Officer (11/13/2026)
- SVP Special Situations VI LLC: /s/ Lewis Schwartz, Chief Financial Officer (11/13/2026)
- Strategic Value Excelsior Fund, L.P.: By SVP Excelsior Management LLC, its Investment Manager (11/13/2026)
- Strategic Value Excelsior Fund, L.P.: /s/ Lewis Schwartz, Chief Financial Officer (11/13/2026)
- SVP Excelsior Management LLC: /s/ Lewis Schwartz, Chief Financial Officer (11/13/2026)
- Strategic Value Capital Solutions II MF L.P.: /s/ Lewis Schwartz, Chief Financial Officer (11/13/2026)
- SVP Capital Solutions II LLC: /s/ Lewis Schwartz, Chief Financial Officer (11/13/2026)
- Victor Khosla: /s/ Victor Khosla, Victor Khosla (11/13/2026)